# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENDRA Life Sciences Inc., CIK 0001681682
CUSIP: 29273B500
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3600 Green Court, Suite 350, Ann Arbor, Michigan (MI), 48105
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002163773

## Reporting persons
- Salt Rock Capital Partners LLP: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 110,627; sole dispositive power 0; shared dispositive power 110,627; aggregate amount beneficially owned 110,627 (7.4% of the class)
- Salt Rock Master Fund Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 110,627; sole dispositive power 0; shared dispositive power 110,627; aggregate amount beneficially owned 110,627 (7.4% of the class)

## Item 1. Issuer
Name of issuer: ENDRA Life Sciences Inc.
Address of issuer's principal executive offices: 3600 Green Court, Suite 350, Ann Arbor, MICHIGAN 48105

## Item 2. Person Filing
Name of person filing: Salt Rock Capital Partners LLP, Salt Rock Master Fund Limited
Address of principal business office or, if none, residence: 21 ARLINGTON STREET, LONDON, UNITED KINGDOM, SW1A 1RN (Salt Rock Capital Partners LLP), WALKERS CORPORATE LIMITED, 190 ELGIN AVENUE, GEORGE TOWN, CAYMAN ISLANDS, KY1-9008 (Salt Rock Master Fund Limited)
Citizenship: UNITED KINGDOM (Salt Rock Capital Partners LLP), CAYMAN ISLANDS (Salt Rock Master Fund Limited)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: IA, IV

## Item 4. Ownership
Amount beneficially owned: 110627.00
Percent of class: 7.4
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 110627.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 110627.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11. I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the Investment Adviser and Investment Company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Salt Rock Capital Partners LLP: Frederick Short, Vice President (11/10/2026)
- Salt Rock Master Fund Limited: Olive Gibson, Fund Director (11/10/2026)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.